AD FONTES MEDIA

2021 Report

Dear investors,

Hi Investors! We've been able to grow a lot this year, thanks to you. Through our updates, you've seen how we have increased our coverage of the news landscape and gotten quite a bit of press ourselves.

Ad Fontes is being noticed as a player in the media/advertising industry and the media literacy education space. As Ad Fontes Media's Founder and CEO, I have big aspirations for what we can do. I truly believe that the world needs independent, third-party ratings for the reliability and bias of news, and that we are the best-positioned solution to be the leader in this new category.

News media touches all of our lives, and because of that, there is opportunity for us to improve news media for all stakeholders--consumers, publishers, advertisers, educators, social media companies, and more. This opportunity requires us to grow to meet the challenges, so I will always set ambitious goals for our growth in terms of rating the news landscape and getting our products into the hands of the stakeholders in news media.

Each year of this journey (since that very first little chart in 2016) has brought huge leaps forward in what we are able to provide, and we can't wait for what this next year brings. Thank you for believing in us from the beginning.

Love, Hope, and Courage,

Vanessa

We need your help!

The biggest gap we are trying to close is getting people from just knowing about our cool chart on social media and on our website to knowing about what products we have that are really useful.

If you are an investor and also an educator, please get to know our IMBC EDU Pro offering to teach media literacy at your school, and get your school to purchase it. We have dozens of happy schools as customers!

If you are an investor and you work in media publishing or advertising, please get to know ourAd Fontes Data Platform for Marketers. You may not be in a position to have your organization purchase it, but we need to to help drive awareness of the problem and the solution. The problem is that the way ads are currently bought on news media, advertisers end up sponsoring misinformation and polarizing content and fail to sponsor high-reliability journalism. Our platform solves that problem for advertisers, and we just want more people to know about it.

Sincerely,

Vanessa Otero

Founder and CEO

Our Mission

We will be the industry leader in this emerging field of news content ratings, and be doing it in an automated fashion. There are content ratings for movies, TV, and video games, and it will soon be obvious that we need content ratings for bias and reliability of news. As the industry leader, consumers and business will rely on our news ratings; ad tech companies will use it for brand safety, publishers will use it to market themselves, and social media platforms will use it to label content

See our full profile

How did we do this year?

Report Card

B+

The Good

We increased our revenue to nearly $300K (accrued + deffered) in 2021 over $123K in 2020!

We raised an additional $450K in pre-seed funding outside of our WeFunder raise, for a total of $800K!

We quadrupled the number of news sources we have rated, improved our products, and got customers for new products!

The Bad

Fundraising took (and still takes) a lot of time, and we would have preferred it to go faster so we could focus more on product/sales

We learned that the biggest revenue opportunities involve long sales cycles and complex tech integrations with customers

Selling multiple products to multiple industries comes at the price of not being able to focus on one that can grow fast

2021 At a Glance

January 1 to December 31



$137,858 +13%
Revenue



-$964,998
Net Loss


IOU!

$344,354 +11X
Short Term Debt



$1,003,562
Raised in 2021



$45,000
Cash on Hand
As of 09/ 1/22

INCOME | BALANCE | NARRATIVE


Revenues
Profit
$121,936
$-255,377
$137,858
$-964,998
2020
2021

Net Margin: -700% | Gross Margin: -129% | Return on Assets: -1,783% | Earnings per Share: -$120,624.75 | Revenue per Employee: $27,572 | Cash to Assets: 39% | Revenue to Receivables: 1,300% | Debt Ratio: 2,060%

Ad_Fontes_Financials_and_CPA_Review_Report_2020_and_2021__1___1_.pdf

We ❤ Our 610 Investors

Thank You For Believing In Us

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Thank You!

From the Ad Fontes Media Team



Vanessa Otero

Founder and CEO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Vanessa Otero	CEO @ Ad Fontes Media	2018

Officers

OFFICER	TITLE	JOINED
Vanessa Otero	President CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Vanessa Otero	8,000,000 Common Stock	77.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2021	$341,561		4(a)(6)
05/2021	$27,000		Section 4(a)(2)
11/2021	$17,500		Section 4(a)(2)
11/2021	$445,000	Safe	Regulation D, Rule 506(c)
11/2021	$18,500		Section 4(a)(2)
12/2021	$50,000		Section 4(a)(2)
12/2021	$104,001		Section 4(a)(2)
02/2022	$6,000		Section 4(a)(2)
03/2022	$25,000		Section 4(a)(2)
04/2022	$22,036		Section 4(a)(2)
06/2022	$537,000	Preferred Stock	Regulation D, Rule 506(b)
07/2022	$30,000		Section 4(a)(2)
08/2022	$100,000		Section 4(a)(2)
08/2022	$20,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT
Intuit	05/31/2021	$27,000	$0	14.0%	06/13/2022	
Vanessa Otero	11/01/2021	$17,500	$17,500	0.0%		Yes
Ad Fontes Media	11/30/2021	$18,500	$9,953	13.6%	09/01/2022	Yes
Walsh Family Properties, LLC	12/23/2021	$50,000	$0	0.0%	04/23/2022	
Rapid Finance	12/31/2021	$104,001	$0	26.0%	12/01/2022	
Little Brazil	02/01/2022	$6,000	$4,000	0.0%		Yes
D2L	03/01/2022	$25,000	$0	4.0%	06/30/2022	
Polly Furay	04/15/2022	$22,036	$19,396	0.0%		Yes
Oxford Road	07/01/2022	$30,000	$0	4.0%	07/31/2022	
Credibly	08/01/2022	$100,000	$105,000	17.0%	07/01/2023	Yes
Fundworks	08/30/2022	$20,000	$24,000	25.0%	05/20/2022	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	86,648
Options:	992,899

Risks

The cost of manually rating news articles is high, and the market for news content ratings is still developing. While we have gained traction with early customers in various industries for our data across several target markets, the potential size of these markets is unknown, and may not align with our projections.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team, all of whom are also part-time, but several of whom will be able to work for us full-time upon successful fundraising. The loss of services of the members of the management team in the future may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow

our business.

Certain news and news-like sources that dislike our mission because they receive low ratings according to our method may attempt to disrupt our work in one or more ways. For example, third parties may undertake negative online social media campaigns, hacking, or frivolous litigation.

There are several competitors entering the field of news source ratings, each of whom has different approaches. We are betting that our two-dimensional rating taxonomy of bias and reliability will provide us a competitive advantage, but this may not be the case. Several of our competitors are better funded and therefore may be further ahead in developing their technology.

It is very difficult to accurately replicate human content analysis, especially in the manner we do it (rating reliability and bias) at scale using AI. Current technology that tries to rate content using AI are 1) limited to heuristics that are easy to measure (such as counting certain types of words) or 2) have the current accuracy limitations of natural language processing technology.

Our ability to truly scale to the point where we can rate all news content accurately and mostly automatically will require us to have technological breakthroughs in this area, and there is no guarantee that we can do that. If we cannot achieve such breakthroughs and are always limited to manual ratings, the rate at which we can commercialize our ratings may be very limited.

Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2).

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to

redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Ad Fontes Media, Inc.

- Colorado Public Benefit Corporation
- Organized February 2018
- 5 employees

5442 W. 97th Place
Westminster CO 80020

https://adfontesmedia.com

Business Description

Refer to the Ad Fontes Media profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Ad Fontes Media is current with all reporting requirements under Rule 202 of Regulation

Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.